Room 4561

July 13, 2006

Ms. Elizabeth M. Braham
Executive Vice President and Chief Financial Officer
EPIQ Systems, Inc.
501 Kansas Avenue
Kansas City, Kansas 66105

Re: **EPIQ Systems, Inc.**
        Amendment No. 1 to Registration Statement on Form S-3 filed June 14, 2006
        File No. 333-133296

        Form 10-K for the year ended December 31, 2005
        Definitive Proxy Statement on Schedule 14A filed April 28, 2006
        Form 10-Q for the quarter ended March 31, 2006
        Form 8-K/A filed on January 30, 2006
        Forms 8-K filed on February 21, 2006 and April 27, 2006
        File No. 0-22081

Dear Ms. Braham:

        We have reviewed your amended filing and response letter dated June 14, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form S-3

Risk Factors

Substantially all of our Chapter 7 revenues are collected…, page 3

1.   We note your response to comment 4 in our letter dated May 10, 2006. Please advise us as to your statement that "the depository bank acts as a financial conduit through which [you] derive[] revenue from each trustee customer relationship." For example, please explain whether you enter into a customer agreement with each bankruptcy trustee in which the trustee empowers the depository bank to have your fees paid from their accounts to you or whether an agreement with a depository bank generally governs the payment of the aggregate fees owed by the bank for the aggregate of deposits made in such bank by trustees using your products and services. If the latter and notwithstanding the "wide range of letters, letter agreements, purchase orders, emails, oral understandings

and courses of dealing" you indicate you have with Bank of America, it appears that such an agreement with Bank of America would constitute the primary agreement from which you derive a substantial portion of your revenue. Accordingly, such an agreement would need to be filed as an exhibit to your registration statement pursuant to the requirements of Item 601(b)(10)(ii)(B) of Regulation S-K. We note that the latter arrangement conforms to your disclosure and that your revenue recognition discussion references "a monthly fee from financial institutions." We further note that Bank of America accounted for approximately $27.5 million of your total revenue for 2005—a substantial amount to be governed by a wide range of instruments. Please advise.

Item 17. Undertakings

2.   Please provide the applicable undertaking pursuant to Item 512(a)(5) of Regulation S-K.

Draft Amendment to Form 10-K for the year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Revenue Recognition, page 26

3.   Your response to comment 22 in our letter dated May 10, 2006 references your revenue recognition policy for each source of revenue as provided in response to comments 41 and 42 in our letter dated May 10, 2006. Your financial information disclosure should include the accounting literature applied, how you allocate value to the elements in your arrangements (including service elements) and when revenue from each source is realizable and earned pursuant to SAB Topic 13.13. Revise or advise as appropriate.

Goodwill, page 27

4.   Your revised disclosure in response to comment 24 in our letter dated May 10, 2006 includes reference to an independent valuation firm. Please note that when you refer to an independent appraiser, you should identify the appraiser and include the expert's consent when the reference is included in a registration statement. Please see Rule 436(b) under the Securities Act for additional guidance. Alternatively, you may delete the reference.

Business Segments

Revenue, page 30

5.   Your revised case management disclosure indicates that the non-acquisition related increase in revenues is primarily attributable to an increase in class action and bankruptcy services. Your disclosure should not only identify such increases in revenue, but should also analyze the reasons underlying the increase. We refer you to Section III.B.4 of Release No. 33-8350. Advise or revise as appropriate.

Liquidity and Capital Resources, page 35

6.   We note your revised disclosure in response to comment 37 in our letter dated May 10, 2006. Please disclose the actual ratios you are subject to. Please also briefly elaborate on the types of indebtedness you are restricted from incurring and the guidelines for certain mergers and acquisitions you are covenanted to adhere to.

Item 8. Financial Statements and Supplementary Data

Supplementary Data – Quarterly Financial Information, page 40

7.   Your response comment 38 in our letter dated May 10, 2006 indicates that you do not provide gross margin information in your selected quarterly financial data disclosure because it was prepared on a consistent basis with the presentation contained in your quarter and annual consolidated statements of income. Please note that disclosing gross margin information is required by Item 302(a)(1) of Regulation S-K. Therefore, if you do not report gross margin information in your consolidated statements of income, you may satisfy this requirement by disclosing your cost of sales in your quarterly financial information. Please revise as appropriate.

Consolidated Statements of Income, page F-3

8.   We note your response to comments 39 and 40 in our letter dated May 10, 2006. Your current presentation of revenue, however, does not comply with Rule 5-03(b)(1) of Regulation S-X. Your financial statement captions should identify net sales generated from tangible products, services and other revenues. Therefore, if you believe that your case and document management revenue represent two distinct types of services, your financial statement captions should identify that the revenue categorized in the caption is service revenue, *e.g.*, case management services. If your caption contains revenue generated from products and services, tell us why you believe your presentation complies with Rule 5-03(b)(1).

9.   Your current disclosure only provides one financial statement caption for cost of sales, *i.e.*, direct costs. Note, pursuant to Rule 5-03(b) of Regulation S-X, cost of sales should be combined and presented in the same manner as revenue. For example, if you provide separate financial statement captions for case management services, product management services and reimbursed expenses, you are also required to present cost of sales for each of the captions. Revise as appropriate.

Revenue Recognition, page F-9

10.   Your response to comment 41 in our letter dated May 10, 2006 states the "electronic discovery business contains a hosting revenue component that is recognized pursuant to SOP 97-2 as the customer does have the right to take possession of the software." Please provide a complete analysis of whether a software element is present in these hosting arrangements. We refer you to paragraph 5 of EITF 00-3, including footnote 1. In addition, explain how your revenue recognition policy is "pursuant to SOP 97-2." In this respect, since the arrangements include a software element, explain how you satisfy the requirements of SOP 97-2 in order to recognize revenue for that element along with the hosting service element. Fully describe the type of elements/deliverables contained in the hosting arrangements and explain how you recognize revenue for each of those elements. We refer you to paragraph 6 of EITF 00-3. Indicate whether you can establish VSOE of fair value for the hosting services or for any other element in these arrangements. If VSOE cannot be established, explain how you comply with paragraph 12 of SOP 97-2, as amended.

11.   Your response to comment 41 in our letter dated May 10, 2006 with respect to bankruptcy trustee customers indicates that you generate revenue through volume-based fees from depository financial institutions, which is primarily related to the dollar amount of trustee estate deposits held by financial institutions. Clarify why you believe revenue is realized or realizable and earned based on the fees received from the financial institution. That is, receipt of these fees appears to be the manner in which you are paid for the products and services provided to your customer. Explain why you believe that the receipt of fees correlates to the amount of fees earned. It appears your obligations in the bankruptcy trustee sales arrangements are to deliver the products and services and not to sell or market depository services from financial institutions. In this respect, tell us how your policy for recognizing revenue complies with the allocation and recognition guidance of SOP 97-2, EITF 00-21 and/or SAB Topic 13. As part of your response, specifically address the following:

    ▪   Your response indicates that you recognize revenue in these arrangements in accordance with SAB Topic 13. However, we note these arrangements contain a software element. Therefore, tell us how you considered recognizing revenue for the software element in accordance with SOP 97-2. We refer you to paragraph 2 of SOP 97-2. In this respect, explain why you believe that the sales transactions with

> bankruptcy trustee customers are outside the scope of SOP 97-2. Tell us why the transaction with the customer is a discrete and distinct event that should be distinguished from your depository arrangement with financial institutions. Do you provide hardware and software to customers who choose to use a financial institution that you do not have a marketing arrangement with? Do you perform marketing activities without providing the hardware and software? Explain why the payment scheme should dictate the accounting for these transactions that appear to be for the licensing of software, thus, within the scope of SOP 97-2. If these arrangements are within the scope of SOP 97-2, tell us how you considered EITF Issue No. 03-5 when determining whether the non-software deliverables included in your arrangement are software related and included in the scope of SOP 97-2.

- Tell us how your determination that the arrangement fee is fixed and determinable complies with the guidance of SOP 97-2, paragraphs 26 through 29. In addition, tell us when you typically begin to receive payment in these arrangements, *e.g.*, after delivering all elements in the arrangement. Please indicate whether the hosting fee and the deposit-based volume fee contain any minimum or maximum fees over the term of the related arrangements.

- Tell us the nature of the "various services" that you provide in these arrangements and your revenue recognition accounting policy for each service.

- Provide your policy for recording the direct costs of software, hardware and various services included in these arrangements.

12.   Your response to comment 41 in our letter dated May 10, 2006 also states that you provide "a menu of separately priced services." Please clarify each separately priced service you offer and how you recognize revenue for each service. In addition, explain why the "menu of separately priced services" does not create a multiple element arrangement. See AICPA TPA 5100.39.

13.   We do not believe that you fully responded to comment 41 in our letter dated May 10, 2006. A previous bullet point stated that:

> "[w]e note the various elements of these arrangements based on your disclosure on page 3." Tell us how you allocate fair value to the various elements of your arrangements pursuant to SOP 97-2, as amended, and/or EITF Issue No. 00-21. In addition, tell us when you recognize revenue for each element in these arrangements."

We note that your response to comment 22 in our letter dated May 10, 2006 states that "the company does not have multiple element arrangements." Your response should address why you believe that your arrangements do not constitute multiple element arrangements. Explain why the electronic discovery business does not have multiple elements when it appears to include a software element and a hosting service among other possible elements, *e.g.*, PCS, installation services. Further, you state in response to prior comment 4 in our letter dated May 10, 2006 that "the Company provides the bankruptcy trustee with a limited amount of computer hardware, case management software and related services." Explain why these transactions to purchase hardware, software and related services are not a multiple element arrangement. Your disclosure also provides a hypothetical example of one of your arrangements that include various services. Therefore, if your arrangements contain multiple types of services, the multiple service elements should be evaluated for separation in accordance with EITF 00-21.

14.   Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your various arrangements. In this respect, your disclosure should discuss your accounting policy for each significant source of revenue. For example, your disclosure should address your policy for electronic discovery hosting services, sales to bankruptcy trustee customers, noticing services, etc. Your policy should also discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. Please revise.

Definitive Proxy Statement on Schedule 14A filed April 28, 2006

Executive Compensation

Compensation Committee Report, page 14

15.   We note your response to comment 50 in our letter dated May 10, 2006. Please confirm that your report in future proxy statements will include a brief discussion of the factors considered in determining compensation for your chief executive officer, such as the comparison of peer companies you describe in your response.

Form 8-K/A filed on January 30, 2006

Pro Forma Financial Information

16.   Your response to comment 52 in our letter dated May 10, 2006 indicates that you believe it was appropriate to reflect the excess purchase price as goodwill in the pro forma statements as you did not have an adequate basis to estimate fair values. However, preparing pro forma statements in this manner does not meet the objective or instructions of Article 11 of Regulation S-X. We refer you to Rules 11-02(a) and 11-02(b)(8)(2) of Regulation S-X. Tell us your consideration of revising your pro forma statements to comply with Article 11.

Form 8-K filed on February 21, 2006

17.   We note your response to comment 53 in our letter dated May 10, 2006 and the non-GAAP financial measures disclosed in your Form 8-K filed on April 27, 2006. Please address the following additional comments with respect to your use of non-GAAP financial measures:

   ▪   Your response indicates your non-GAAP measures are used pursuant to Regulation G. However, as your press release is filed as an exhibit to your Item 2.02 disclosure, the requirements of Item 10(e)(1)(i) of Regulation S-K apply to the information contained in your press release. We refer you to Instruction 2 of Item 2.02.

   ▪   We do not believe that you have adequately addressed the usefulness of each non-GAAP measure presented. Please note that Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." In this respect, your response indicates that you do not believe it is probable that the financial impact of your non-GAAP measures will disappear or become immaterial within a near-term finite period. Therefore, as you have a past pattern of incurring these charges, you must identify the special nature of the charges eliminated in your non-GAAP measures in order to meet the burden of demonstrating the usefulness of your non-GAAP measure. We refer you to Questions 8 and 9 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Therefore, you must either demonstrate the usefulness of each non-GAAP measure or eliminate such measures from your disclosure based on this guidance.

   ▪   If you are able to meet the burden of demonstrating its usefulness, ensure that each non-GAAP measure presented has separate and distinct disclosure that completely satisfies the requirements outlined in Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. That is, the non-GAAP net income and all other non-GAAP measures must satisfy the burden of demonstrating their usefulness individually and each non-GAAP measure must individually comply with the disclosure requirements outlined in Question 8.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Chris White at (202) 551-3461 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Richard M. Wright, Jr.
        Gilmore & Bell, P.C.
        2405 Grand Boulevard, Suite 1100
        Kansas City, Missouri 64108
        Telephone: (816) 221-1000
        Facsimile: (816) 221-1018